AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ
COMPANIES REGISTRATION OFFICE

B7

Variation of company capital as prescribed under
Section 83(6) Companies Act 2014

(This form also serves as notice of alteration of share capital under section 92(1) Companies Act 2014)

Company number

1 4 5 8 3 5

CRO receipt date stamp & barcode

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*

ICON Public Limited Company

Description of change *note one*

59,368 shares in the capital of ICON Public Limited Company
(the "Company") were redeemed by the Company and upon redemption
were subsequently cancelled out of the issued share capital of the Company.
Each share had a par value of EUR 0.06.

Date effective

Day	Month	Year
26	10	2018

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B7.

Signature

Name *in bold capitals or typescript*

Diarmaid Cunningham

☐ Director ☑ Secretary *note two*

Date 6/11/2018

Presenter details

Name: ICON plc

Address: South County Business Park, Leopardstown, Dublin 18, Ireland

Telephone: 01 256 4529

Fax number:

Email: erina.fox@iconplc.com

Contact person: Erina Fox

Dx Number/Exchange:

Reference number: